UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

PERFECTENERGY INTERNATIONAL LIMITED
(Exact name of registrant as specified in its corporate charter)

000-51704
(Commission File Number)

Nevada
(State or other jurisdiction of incorporation)

98-0435537
(IRS Employer Identification No.)

No. 479 You Dong Road,
Xinzhuang Town, Shanghai 201100
People’s Republic of China
(Address of principal executive offices)

(8621) 5488-8436
(Issuer's telephone number, including area code)

PERFECTENERGY INTERNATIONAL LIMITED
(formerly Crestview Development Corporation)

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

GENERAL

As used in this Information Statement, the terms "we", "us" and "our" refer to Perfectenergy International Limited, a Nevada corporation. All references to currency are stated in United States dollars unless otherwise indicated.

This Information Statement is being delivered on or about August 14, 2007 to the holders of record of our common shares as of August 14, 2007. On August 8, 2007, we entered into an amended and restated share exchange agreement (“amended share exchange agreement”) with Crown Capital Partners S.A., Perfectenergy International Limited (“Perfectenergy BVI”), a private British Virgin Islands corporation, and the shareholders of Perfectenergy BVI, whereby our company agreed to acquire all 1,049 common shares that are issued and outstanding in the capital of Perfectenergy BVI in consideration for the issuance by our company of 60,000,000 common shares in the capital of our company. The amended share exchange agreement amended and restated the terms and conditions of the share exchange agreement dated March 29, 2007 that was entered into among certain of the same parties. We also closed the transactions pursuant to the amended share exchange agreement on August 8, 2007.

The amended share exchange agreement contemplated that, immediately upon the closing of the amended share exchange agreement and compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (“Exchange Act”), four new directors would be appointed to our board of directors which, when appointed, will constitute a majority of the members of our board of directors. These four new directors are Adam Roseman, Wennan Li, Min Fan and Yunxia Yang. Wennan Li was appointed to our board of directors at the closing of the amended share exchange agreement, and Adam Roseman, Min Fan and Yunxia Yang will not be appointed until at least ten days after this Information Statement is mailed or delivered to all of our shareholders in compliance with Section 14(f) of the Securities Act of 1934, as amended, and Rule 14(f)-1 thereunder.

THIS INFORMATION STATEMENT IS PROVIDED TO YOU FOR INFORMATION PURPOSES ONLY. WE ARE NOT SOLICITING PROXIES IN CONNECTION WITH THE ITEMS DESCRIBED IN THIS INFORMATION STATEMENT. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

THE SHARE EXCHANGE

Perfectenergy BVI

Perfectenergy BVI was incorporated under the laws of the British Virgin Islands, and its principal offices are located at No. 479 You Dong Road, Xinzhuang Town, Shanghai 201100 China. Perfectenergy BVI specializes in the research, development, manufacture and sale of solar cells, solar modules and photovoltaic systems. Perfectenergy BVI also provides consulting services for manufacturers of solar wafers, solar cells and production line equipment for solar energy product manufacturing. Currently, Perfectenergy BVI is focused on establishing a network of marketing resources to supply products in its intended utilization markets, which cover mainland China, Europe and the United States.

Amended Share Exchange Agreement

Pursuant to the amended share exchange agreement, our company acquired all of the issued and outstanding shares of Perfectenergy BVI held by its shareholders as of the closing date. At closing of the transactions under the amended share exchange agreement, we issued approximately 60,000,000 common shares of our company to the shareholders of Perfectenergy BVI, which equaled approximately 50.72% of our issued and outstanding common shares as of the closing date of the amended share exchange agreement, including 26,285,715 common shares of our company that we issued in connection with the closing of an $18,400,000 equity financing and the cancellation of all 37,700,000 of the common shares of our company held by Philip McDonald. As of the closing of the amended share exchange agreement, there were 1,049 common shares issued and outstanding in the capital of Perfectenergy BVI.

The common shares of our company issued to the shareholders of Perfectenergy BVI upon the closing of the amended share exchange agreement were not registered under the Securities Act of 1933, as amended, or under the securities laws of any state in the United States, and were issued in reliance upon an exemption under Section 4(1) from registration under the Securities Act of 1933, as amended, and an exemption from the registration and prospectus requirements of the Securities Act (Alberta).

Conditions Precedent to the Closing of the Amended Share Exchange Agreement

As set out in the amended share exchange agreement, the closing of the amended share exchange agreement was subject to the satisfaction of certain conditions precedent, including, among others, the following:

1.
our company and Perfectenergy BVI will have received duly executed copies of all third-party consents and approvals necessary to consummate the share exchange contemplated by the amended share exchange agreement;

2.	no material adverse change will have occurred with the business or assets of our company or Perfectenergy BVI as of the closing date of the amended share exchange agreement;

3.
no suit, action or proceeding will be pending or threatened which would (i) prevent the consummation of any of the transactions contemplated by the amended share exchange agreement, or (ii) cause the transaction to be rescinded following the consummation;

4.	Perfectenergy BVI will have no more than 1,049 common shares issued and outstanding on the closing date of the amended share exchange agreement;

5.
our company will issue approximately 60,000,000 common shares of our company to the shareholders of Perfectenergy BVI, equal to approximately 50.72% of the issued and outstanding common shares of our company as of the closing date of the amended share exchange agreement, including those common shares that we issued in connection with the closing of an $18,400,000 equity financing, and the cancellation of all of the common shares of our company held by Philip McDonald;

6.	our company and Perfectenergy BVI will be reasonably satisfied with their respective due diligence investigation of each other;

7.	our company will have received the resignation of Philip McDonald as a director and officer of our company;

8.	our company will appoint Adam Roseman, Wennan Li, Min Fan and Yunxia Yang to the board of directors of our company;

9.
our company will appoint Wennan Li as the Chief Executive Officer and President, Hongbo Li as the Chief Technology Officer and Diping Zhou as the Chief Accounting Officer, Treasurer and Secretary, of our company, with such appointments becoming effective at the closing of the amended share exchange agreement;

10.
on or prior to the closing of the amended share exchange agreement, our company will have received proceeds of at least $12,000,000 from an equity financing of up to $18,000,000 consisting of the issuance of units at a price of $0.70 per unit, with each unit consisting of one common share of our company and one-half of one common share purchase warrant, with each whole warrant entitling the holder to purchase one additional common share of our company at an exercise price of $0.95 for a period of 30 months; and

11.
Perfectenergy BVI will have delivered to our company audited financial statements of Perfectenergy BVI for its last two fiscal years, prepared in accordance with U.S. GAAP and audited by an independent auditor registered with the Public Company Accounting Oversight Board in the United States.

Closing of the Amended Share Exchange Agreement

The closing of the amended share exchange agreement occurred on August 8, 2007. Upon the closing of the amended share exchange agreement, our company was reorganized as follows:

1.
our company has 118,293,015 common shares issued and outstanding, including the closing of the $18,400,000 equity financing our company closed, whereby we issued units with each unit consisting of one common share of our company and one-half of one common share purchase warrant, at $0.70 per unit, and the cancellation of 37,700,000 common shares currently held by Philip McDonald, our current director and former officer of our company, whose resignation as an officer of our company became effective upon closing of the amended share exchange agreement;

2.	our company holds Perfectenergy BVI as a wholly-owned subsidiary, holding all of the 1,049 issued and outstanding shares of Perfectenergy BVI;

3.
the former shareholders of Perfectenergy BVI now own common shares equal to approximately 50.72% of the issued and outstanding common shares of our company, including those shares issued in connection with the closing of an $18,400,000 equity financing, and the cancellation of all of the common shares of our company held by Philip McDonald; and

4.
our board of directors is now comprised of Philip McDonald and Wennan Li, and, subject to and after compliance with applicable corporate and securities laws, our board of directors will be comprised of Adam Roseman, Wennan Li, Min Fan and Yunxia Yang.

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS

Voting Securities of our Company

On August 7, 2007, there were 69,707,300 common shares of our company issued and outstanding. Each common share entitles the holder thereof to one vote on each matter that may come before a meeting of our shareholders.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information concerning the number of our common shares owned beneficially prior to the closing of the amended share exchange agreement (“Pre-Closing”) as of August 7, 2007 by: (i) each person (including any group) known to us to own more than five percent (5%) of any class of our voting securities, (ii) each of our then current directors and named executive officers, and (iii) our then current officers and directors as a group. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the common shares shown.

Pre-Closing Beneficial Owners
Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner(1)	Percent of Class
Philip McDonald 7401 Springbank Blvd., Calgary, Alberta, Canada T3H 5R2	37,700,000	54.08%
All Officers, Directors and persons owning more than 5% as a group	37,700,000	54.08%

(1)
Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person's actual ownership or voting power with respect to the number of shares of common stock actually outstanding on August 7, 2007. As of August 7, 2007, there were 69,707,300 common shares issued and outstanding.

The following table sets forth certain information concerning the number of our common shares owned beneficially after the closing of the amended share exchange agreement and after compliance with applicable corporate and securities laws (“Post-Closing”) by: (i) each person (including any group) known to us to own more than five percent (5%) of any class of our company's voting securities; (ii) each of our Post-Closing directors and named executive officers ; and (iii) our Post-Closing officers and directors as a group. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

Post-Closing Beneficial Owners
Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner(1)	Percent of Class (2)
Wennan Li No. 479 You Dong Road Xinzhuang Town Shanghai 201100 China	24,823,641 (2)	20.98%
Min Fan No. 479 You Dong Road Xinzhuang Town Shanghai 201100 China	16,186,845 (2)	13.68%
Yunxia Yang No. 479 You Dong Road Xinzhuang Town Shanghai 201100 China	16,186,845 (2)	13.68%
Hongbo Li No. 479 You Dong Road Xinzhuang Town Shanghai 201100 China	0 (2)	0%

Post-Closing Beneficial Owners
Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner(1)	Percent of Class (2)
Diping Zhou No. 479 You Dong Road Xinzhuang Town Shanghai 201100 China	0 (2)	0%
Adam Roseman 9440 Little Santa Monica Blvd., Suite 401 Beverly Hills, CA 90210	0 (2)	0%
All Officers, Directors and persons owning more than 5% as a Group (6 persons)	57,197,331 (2)	48.95%

_____________________

(1)
Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person's actual ownership or voting power with respect to the number of shares of common stock actually outstanding.

(2)
Pursuant to the terms of the amended share exchange agreement dated August 8, 2007, our company issued approximately 60,000,000 common shares to the shareholders of Perfectenergy BVI equal to approximately 50.72% of the issued and outstanding common shares of our company as of the closing date of the share exchange agreement. The number of common shares issuable by our company includes those shares that we issued in connection with the closing of an $18,400,000 equity financing, whereby we issued, in the aggregate, 26,285,715 units at an issue price of $0.70 per unit. Including the cancellation of 37,700,000 common shares currently held by Philip McDonald and the 26,285,715 common shares issued in connection with the equity financing, there are approximately 118,293,015 common shares issued and outstanding as of the closing date of the amended share exchange agreement.

Change in Majority of Directors

There will be a change in the majority of our directors pursuant to the amended share exchange agreement. After compliance with applicable corporate and securities laws, our board of directors will be comprised of Adam Roseman, Wennan Li, Min Fan and Yunxia Yang.

DIRECTORS AND EXECUTIVE OFFICERS

As a condition to the closing of the amended share exchange agreement, our current board of directors appointed Wennan Li, Diping Zhou, and Hongbo Li as officers of our company and Adam Roseman, Wennan Li, Min Fan and Yunxia Yang to our board of directors upon closing. Adam Roseman, Min Fan and Yunxia Yang, however, will not take office as directors until at least ten days after this Information Statement is mailed or delivered to all of our shareholders in compliance with Section 14(f) of the Securities Act of 1934, as amended, and Rule 14(f)-1 thereunder.

The following table sets forth information regarding our current directors and executive officers.

Name, Place of Residence	Position Held	Age	Date First Appointed
Philip McDonald 7401 Springbank Blvd., Calgary, Alberta T3H 5R2	Director	38	February 25, 2005
Wennan Li No. 479 You Dong Road Xinzhuang Town Shanghai 201100 China	Chief Executive Officer, President and Director	40	August 8, 2007
Diping Zhou No. 479 You Dong Road Xinzhuang Town Shanghai 201100 China	Chief Accounting Officer, Treasurer and Secretary	39	August 8, 2007
Hongbo Li No. 479 You Dong Road Xinzhuang Town Shanghai 201100 China	Chief Technology Officer	33	August 8, 2007

Business Experience

The following is a brief account of the education and business experience of the current directors and executive officers during at least the past five years, indicating the person's principal occupation during the period, and the name and principal business of the organization by which he was employed.

Philip McDonald, Director

Mr. McDonald became our President, Secretary and Treasurer on February 25, 2005. Mr. McDonald was employed as a Sales Manager at Calgary Cycle, where his duties included product purchasing and daily management of sales and service. Currently, Mr. McDonald owns his own sales agency, representing several outdoor and action sport lines. From 2001 to 2004 Mr. McDonald was employed as a representative for Outdoor Gear Canada of St. Laurent Quebec, where his duties included sales, managing promotional budgets and athlete sponsorships. Prior to 2001, Mr. McDonald was employed in the Bicycle and Snowboard Industries in various management positions. Mr. McDonald does not have any professional training or technical credentials in the exploration, development and operation of mines.  Mr. McDonald also does not have any formal accounting experience, but has a Bachelor of Commerce from the University of Alberta and has had some banking and finance experience.

Wennan Li, Chief Executive Officer, President and Director

Wennan Li has extensive experience with technological development, production management and international marketing in PV industry. Mr. Li is founder, director and current general manager of Perfectenergy Shanghai, our Company’s operating subsidiary. From November 2002 to August 2005, Mr. Li was the Vice President of Topsolar Shanghai Limited, of the leading PV companies in China. He has also served as a PV industry expert advising the Shanghai government regarding the PV Industry. Mr. Li received a Master’s degree in 1991 from the Management School of Shanghai Jiaotong University and received his Bachelor’s degree in 1988 in Electrical Automation from Xi’an Jiaotong University.

Diping Zhou, Chief Accounting Officer, Treasurer and Secretary

Diping Zhou is also a Vice President and accountant for Perfectenergy Shanghai. Mr. Zhou received his bachelor’s degree in accounting from Shanghai Lixin University of Commerce in 1988. Mr. Zhou has extensive accounting experience. From 1988 through 2000, Mr. Zhou held the positions of accountant, financial manager, controller of budget and financial department of Shanghai Fenghuang Stock Co., Ltd., a Chinese public company listed on the Shanghai Stock Market. From 2000 through 2002, Mr. Zhou was the audit director and financial controller in JHJ International Transportation Co., Ltd. From 2002 through 2005, Mr. Zhou was the manager of budget and financial department in Topsolar Shanghai Limited, a leading Chinese solar energy products manufacturer.

Hongbo Li, Chief Technology Officer

Hongbo Li is also the Technical Controller of Perfectenergy Shanghai. Mr. Li specializes in photovoltaic technology for all kinds of high efficiency solar cells and has extensive experience in several PV projects. Mr. Li has also served as a consultant expert on the PV Industry for the local Shanghai government. In 1996, Mr. Li received his Bachelor degree in the study of Photoelectrons from Shaanxi University. Mr. Li received both his master’s degree and his doctorate degree in the study of Photoelectrons from the Chinese Academy of Sciences, in 1999 and 2002, respectively. In 2004, he received his post-doctorate degree from the Space Physical Institute.

Proposed Directors

The following table sets forth information regarding our proposed directors, to take office as directors upon compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder.

Name and Address of Proposed Director or Executive Officer	Proposed Position with our Company	Age
Adam Roseman 9440 Little Santa Monica Blvd., Suite 401, Beverly Hills, California, USA, 90210	Director	29
Min Fan No. 479 You Dong Road Xinzhuang Town Shanghai 201100 China	Director	42
Yunxia Yang No. 479 You Dong Road Xinzhuang Town Shanghai 201100 China	Director	50

Business Experience of Proposed Directors

The following is a brief account of the education and business experience of each proposed director who will take office upon our Company’s compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder, during at least the past five years, indicating each person's principal occupation during the period, and the name and principal business of the organization by which he or she was employed.

Adam Roseman, Proposed Director

Adam Roseman has extensive experience in both finance and management. Previously, Mr. Roseman served as an investment banker in various sectors at Lehman Brothers, Piper Jaffray and Goldman Sachs. Currently, Mr. Roseman is a Director of Safe Renewables Corporation and Xyience, Inc, and he is also the Chairman and a Director of Pure Biofuels Corp. In addition, he is the Founder and Chief Executive Officer of ARC Investment Partners.

Min Fan, Proposed Director

Min Fan is one of the co-founders of Ctrip.com International Ltd. (Nasdaq: CTRP) and has served as CTRP’s Chief Executive Officer since January 2006 and as a director since October 2006. Mr. Fan served as CTRP’S Chief Operating Officer from November 2004 to January 2006. Prior to that, he served as CTRP’s Executive Vice President from 2000 to November 2004. From 1997 to 2000, Mr. Fan was the Chief Executive Officer of Shanghai Travel Service Company, a leading domestic travel agency in China. From 1990 to 1997, he served as the Deputy General Manager and in a number of other senior positions at Shanghai New Asia Hotel Management Company, which was one of the leading hotel management companies in China. Mr. Fan obtained his Master’s and Bachelor’s degrees from Shanghai Jiao Tong University. He also studied at the Lausanne Hotel Management School of Switzerland in 1995.

Yunxia Yang, Proposed Director

Yunxia Yang is currently a Professor at the East China University of Science & Technology and she has extensive experience in solar products development and research. Ms. Yang received both her bachelor’s degree in 1982 and her master’s degree in 1987 in the study of Application (Macromolecule) Materials from East China University of Science & Technology. From 1982 to 1984, Ms. Yang was an engineer at Shanghai Architecture Science & Technology Institute. From 1987 to the present, Ms. Yang has been a professor in the School of Materials Science and Engineering at the East China University of Science & Technology.

FAMILY RELATIONSHIPS

There are no family relationships between any of our directors, executive officers and proposed directors or executive officers.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

None of our directors, executive officers, promoters or control persons, or any proposed directors, has been involved in any of the following events during the past five years:

1.	any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2.	any conviction in a criminal proceeding or being subject to a pending criminal proceeding, excluding traffic violations and other minor offences;

3.
being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

4.
being found by a court of competent jurisdiction in a civil action, the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

LEGAL PROCEEDINGS

We know of no material, existing or pending legal proceedings against us, nor are we involved as a plaintiff in any material proceeding or pending litigation. There are no proceedings in which any of our directors, officers or affiliates, or any registered or beneficial shareholder, is an adverse party or has a material interest adverse to our company.

BOARD AND COMMITTEE MEETINGS

The board of directors of our company held no formal meetings during the most recently completed fiscal year. All proceedings of the board of directors were conducted by resolutions consented to in writing by all the directors and filed with the minutes of the proceedings of the directors. Such resolutions consented to in writing by the directors entitled to vote on that resolution at a meeting of the directors are, according to the corporate laws of the State of Nevada and our By-laws, as valid and effective as if they had been passed at a meeting of the directors duly called and held.

Our board of directors has determined that it does not have a member of its audit committee that qualifies as an "audit committee financial expert" as defined in Item 401(e) of Regulation S-B, and is "independent" as the term is used in Item 7(d)(3)(iv) of Schedule 14A under the Securities Exchange Act of 1934, as amended.

We believe that the members of our board of directors are collectively capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting. We believe that retaining an independent director who would qualify as an "audit committee financial expert" would be overly costly and burdensome and is not warranted in our circumstances given the early stages of our development and the fact that we have not generated any material revenues to date. In addition, we currently do not have nominating, compensation or audit committees or committees performing similar functions nor do we have a written nominating, compensation or audit committee charter. Our board of directors does not believe that it is necessary to have such committees because it believes the functions of such committees can be adequately performed by our board of directors.

We do not have any defined policy or procedure requirements for shareholders to submit recommendations or nominations for directors. Our board of directors believes that, given the early stages of our development, a specific nominating policy would be premature and of little assistance until our business operations develop to a more advanced level. We do not currently have any specific or minimum criteria for the election of nominees to our board of directors and we do not have any specific process or procedure for evaluating such nominees. Our board of directors assesses all candidates, whether submitted by management or shareholders, and makes recommendations for election or appointment.

A shareholder who wishes to communicate with our board of directors may do so by directing a written request addressed to our President at the address appearing on the first page of this Information Statement.

CERTAIN RELATED TRANSACTIONS AND RELATIONSHIPS

Our Company

Other than the transactions under the amended share exchange agreement as more fully described in our Current Report on Form 8-K filed with the Securities and Exchange Commission on August 13, 2007 and the related party transactions of our subsidiary Perfectenergy BVI that are described below, during our last fiscal year we have not been a party to any transaction, proposed transaction, or series of transactions in which the amount involved exceeds the lesser of $120,000 or one percent of our average total assets for the last three fiscal years, and in which, to our knowledge, any of our directors, officers, five percent beneficial security holder, or any member of the immediate family of the foregoing persons has had or will have a direct or indirect material interest:

Perfectenergy BVI

The related party transactions of the officers, directors and/or 5% shareholders of Perfectenergy BVI, which became our company’s wholly owned subsidiary after the closing of the share exchange agreement, are as follows:

Perfectenergy BVI borrowed monies from the Perfectenergy BVI’s shareholders, officers, or their immediate family for operating cash flows. Perfectenergy BVI had a total of $788,288 and 823,044 other payables due to related parties as of March 31, 2007 and December 31, 2006, respectively, and consisted of the following:

	March 31, 2007	December 31, 2006

Zhang, Feng Ying - shareholder's spouse, due various dates on June 17, 2007 and July 4, 2007, interest rate of 5.0% per annum, unsecured	$525,619	$534,081
Li, Wennan - shareholder and officer, due July 4, 2007, interest rate of 5.0% per annum, unsecured	262,669	271,835
Zhou, Diping - officer no fixed term of repayment, non interest bearing, unsecured	--	17,128
	$788,288	$823,044

As of the date of this Information Statement, we do not have any policies in place with respect to whether we will enter into agreements with related parties in the future.

COMPLIANCE WITH SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers and directors, and persons who beneficially own more than 10% of a registered class of our equity securities to file with the Securities and Exchange Commission initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of our common shares and other equity securities, on Forms 3, 4 and 5 respectively. Executive officers, directors and greater than 10% shareholders are required by the Securities and Exchange Commission regulations to furnish us with copies of all Section 16(a) reports they file. Based on our review of the copies of such forms received by us, and to the best of our knowledge, other than reported in our annual report on Form 10-KSB filed on February 13, 2007, all executive officers, directors and greater than 10% shareholders filed the required reports in a timely manner.

CORPORATE GOVERNANCE

Our board of directors has determined that we do not have a board member that qualifies as "independent" as the term is used in Item 7(d)(3)(iv)(B) of Schedule 14A under the Securities Exchange Act of 1934, as amended, and as defined by Rule 4200(a)(15) of the NASDAQ Marketplace Rules.

EXECUTIVE AND DIRECTOR COMPENSATION

Particulars of compensation paid to:

1.	our principal executive officer;

2.
each of our two most highly compensated executive officers who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $100,000 per year; and

3.
up to two additional individuals for whom disclosure would have been provided under (2) but for the fact that the individual was not serving as our executive officer at the end of our most recently completed financial year;

who we will collectively refer to as the “named executive officers,” for the most recently completed financial year and after the closing of the share exchange transaction, are set out in the following compensation tables:

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensa-tion ($)	Total ($)
Wennan Li(1) President, Chief Executive Officer and Director	2006	$0	$0	$0	$0	$0	$0	$0	$0
Philip McDonald(2) Former President, Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer and Current Director	2006	$0	$0	$0	$0	$0	$0	$0	$0

(1) Wennan Li became our Chief Executive Officer, President and Director on August 8, 2007 in connection with the amended share exchange agreement.

(2) Philip McDonald became our President, Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer on February 25, 2005 and resigned as our President, Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer on August 8, 2007.

Outstanding Equity Awards at Fiscal Year-End

The particulars of unexercised options, stock that has not vested and equity incentive plan awards for our named executive officers are set out in the following table:

	Options Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Ex-piration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Wennan Li(1) President, Chief Executive Officer, and Director	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Philip McDonald(2) Former President, Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer and Current Director	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

(1) Wennan Li became our Chief Executive Officer, President and Director on August 8, 2007 in connection with the amended share exchange agreement.

(2) Philip McDonald became our President, Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer on February 25, 2005 and resigned as our President, Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer on August 8, 2007.

 Compensation of Directors

Other than as described below, we do not have any agreements for compensating our directors for their services in their capacity as directors, although such directors are expected, in the future, to receive stock options to purchase shares of common stock as awarded by our board of directors.

On August 8, 2007, our Company entered into a two-year agreement with proposed director Adam Roseman for his services as a director upon our Company’s compliance with the provisions of Section 14(f) of the Securities Act of 1933, as amended, and Rule 14(f)-1 thereunder. Pursuant to such agreement, Mr. Roseman will receive $5,000 per month as compensation for his services. In addition, Mr. Roseman will receive options to purchase 1,000,000 shares of our Company’s common stock at $0.70 per share, of which 25% will vest on the grant date and 75% will vest on a monthly basis over a period of two years from the grant date. Mr. Roseman will also be entitled to certain travel and administrative expenses in connection with his services as a director of our Company and will be provided liability insurance.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

PERFECTENERGY INTERNATIONAL LIMITED

/s/ Wennan Li
Wennan Li President
Dated: August 14, 2007